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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-67873

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

New Century Capital Partners, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1510 11th Street, Suite 207
                                   (No. and Street)

Santa Monica, CA 90401
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salter   (310) 415-8177
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
                              (Name - if individual, state last, first, middle name)

11300 West Olympic Blvd, Ste 875, Los Angeles, CA 90064
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Salter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of New Century Capital Partners, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Mark Salter, President

Aldo Aldana

SEE ATTACHED NOTARIZED CERTIFICATE INITIAL *A.A.*

Notary Public

This report contains (check all applicable boxes):

(x)   (a)   Facing page.

(x)   (b)   Statement of Financial Condition.

(x)   (c)   Statement of Income (Loss).

(x)   (d)   Statement of Cash Flows.

(x)   (e)   Statement of Changes in Stockholders' Equity.

( )   (f)   Statement of Changes in Subordinated Liabilities
                                       (not applicable)

(x)   (g)   Computation of Net Capital
               Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( )   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

(x)   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3

( )   (k)   A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

(x)   (l)   An Oath or Affirmation.

(x)   (m)   A Copy of the SIPC Supplemental Report.

(x)   (n)   Report on management's assertion letter regarding 15c3-3 Exemption Report

(x)   (o)   Management's assertion letter regarding 15c3-3 Exemption Report



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 15 (*Date*) day of February (*Month*), 2019 (*Year*), by

(1) Mark Salter

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

ALDO ALDANA
Notary Public – California
Los Angeles County
Commission # 2187222
My Comm. Expires Apr 15, 2021

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

New Century Capital Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of New Century Capital Partners, Inc. as of December 31, 2018, the related statement of Income/(loss), statement of changes in shareholders' equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of New Century Capital Partners, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of New Century Capital Partners, Inc.'s management. My responsibility is to express an opinion on New Century Capital Partners, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to New Century Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The supplemental information, consists of Schedules I, II & III, and has been subjected to audit procedures performed in conjunction with the audit of New Century Capital Partners, Inc.'s financial statements. The supplemental information is the responsibility of New Century Capital Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

I have served as New Century Capital Partners, Inc.'s auditor since 2008.
Los Angeles, California
March 7, 2019


New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2018

Assets


Cash	$	49,178
Accounts Receivable		232,380
Equipment (net of accumulated depreciation, $59,930)		27,538
Security Deposit – rent		2,600
Total Assets	$	311,696


Liabilities and Shareholder's Equity


Liabilities

Accounts Payable	$	233,133
Credit Card Payable		8,955
Total Liabilities		242,088

Shareholder's Equity

Common stock, authorized 1,000 shares,	
$50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,307,030
Retained deficit	(1,242,422)
Total Shareholder's Equity	69,608
Total Liabilities and Shareholder's Equity	$ 311,696

New Century Capital Partners, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2018

Revenue

Strategic Advisory	$ 1,638,207
Total Revenues	1,638,207

Expenses

Advertising	1,697
Auto	7,701
Charitable contributions	2,128
Conference & study material	1,000
Consulting	1,461,055
Database research	16,434
Depreciation	7,759
Dues	5,142
Insurance	26,084
Miscellaneous	4,584
Office expense and supplies	7,824
Parking	1,478
Payroll taxes	190
Postage & delivery	777
Professional fees	28,926
Regulatory fees	8,462
Rent	28,600
Telephone	5,367
Travel & entertainment	53,684
Total Expenses	1,668,892
Loss Before Taxes	(30,685)
State Income Tax	1,054
Net Loss	$ (31,739)

See accompanying notes to financial statements

3

New Century Capital Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2017	100	$ 5,000	$1,237,030	$(1,186,486)	$55,544
Capital Addition			70,000		70,000
Capital Distributions				(24,197)	(24,197)
Net Loss				(31,739)	(31,739)
Balance, December 31, 2018	100	$ 5,000	$1,307,030	$(1,242,422)	$ 69,608

New Century Capital Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:

Net Loss from Operations	$ (31,739)
Depreciation	7,759
Accounts Receivable	(192,380)
Accounts Payable	183,759
Credit Card Payable	4,539
Net Cash Used by Operating Activities	(28,062)

Cash Flows from Financing Activities:

Capital Addition	70,000
Capital Distribution	(24,197)
Net Cash Provided by Financing Activities	45,803
Increase in Cash	17,741
Cash: As of December 31, 2017	31,437
Cash: As of December 31, 2018	$ 49,178

Supplemental Data:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 1,054

Note 1 – Organization and Nature of Business

New Century Capital Partners, Inc. (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On January 5, 2009 the Company was approved by the State of California to be an S Corporation. On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (k)(2)(i). The Company provides investment banking services including mergers and acquisitions advisory, corporate finance services and capital raising advisory, including private placements.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer including:

> Private Placements of Securities
> Advisory and consulting services

The Company maintains its books on the accrual basis of accounting and files its tax return on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed pursuant to terms of engagement letters and success fees are received and earned upon the successful completion of investment banking transactions. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

Note 2 – Significant Accounting Policies (continued)

Income Taxes -- The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United State of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 3 - Fair Value (Continued)

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$ 49,178	-	-	$ 49,178

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2018, the Company had net capital of $17,857 which was $1,718 in excess of its required net capital requirement of $16,139. The Company's percentage of aggregate indebtedness to net capital was 1,355.70%.

Note 5 – Provision for Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The shareholder is taxed individually on his share of the Company's earnings.

The State of California requires corporations to pay a minimum $800 tax or 1.50% tax on net profit.

Note 6 – Commitments

The Company entered into a lease with base monthly rent of $2,400:

2019 Rent Commitment $28,800

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through the date the financial statements were issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

New Century Capital Partners, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2018

Computation of Net Capital	
Shareholder's Equity	$ 69,608
Non Allowable Assets - page 11	(51,751)
Net Capital	$ 17,857
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 16,139
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 16,139
Excess Capital	$ 1,718
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (6,352)
Computation of Aggregate Indebtedness	
Total liabilities	$ 242,088
Percentage of aggregate indebtedness to net capital	1,355.70%

There is no material difference between net capital reported in FOCUS Part IIA Form X-17A-5 as of December 31, 2018 (as amended on March 6, 2019) and net Capital as reported above.

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Non-Allowable Assets
December 31, 2018

Non- Allowable Assets

Accounts receivable	$ 21,613
Equipment	27,538
Security deposit	2,600
	$ 51,751

See accompanying notes to financial statements

Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

New Century Capital Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) New Century Capital Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Century Capital Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(2)(i) (the "exemption provisions") and (2) New Century Capital Partners, Inc. stated that New Century Capital Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. New Century Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Century Capital Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, California
March 7, 2019



1510 Eleventh Street, 2nd Floor
Santa Monica, CA 90401
(310) 451-9613 Tel
(310) 451-9342 Fax

Exemption Request Form

January 31, 2019

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

New Century Capital Partners met the (k)(2)(i) of Section 240.15c3-3 exemption for the period January 1, 2018 through December 31, 2018.

Sincerely,



Mark Salter
Founder and CEO
New Century Capital Partners, Inc